As filed with the Securities and Exchange Commission on May 12, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

__________________________

Franklin BSP Capital Corporation
(Name of Subject Company (Issuer))

Franklin BSP Capital Corporation
Name of Filing Person (Offeror and Issuer)

__________________________

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

35250V104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard J. Byrne
Chief Executive Officer
Franklin BSP Capital Corporation
One Madison Avenue
New York, NY 10010
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

__________________________

Copies to:

Rajib Chanda
Steven Grigoriou
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
Telephone: (202) 636-5502

__________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT

SCHEDULE TO

This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on March 5, 2026, as amended on March 17, 2026 (the “Schedule TO”), by Franklin BSP Capital Corporation (the “Company”), an externally-managed, non-diversified, closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is a Delaware corporation, relating to the offer by the Company to purchase up to 2,500,000 shares of its issued and outstanding common stock, par value $0.001 per share (the “Shares”). The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”). The Offer expired at 11:59 p.m., Eastern Time, on April 14, 2026, and a total of 34,527,343 Shares were validly tendered and not withdrawn as of such date. In accordance with the terms of the Offer, on May 8, 2026, the Company purchased 2,499,996 Shares validly tendered and not withdrawn at a price equal to $13.58 per Share, for an aggregate purchase price of $33,949,947. The purchase price per Share was equal to the net asset value per Share as of December 31, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2026

FRANKLIN BSP CAPITAL CORPORATION
By:	/s/ Nina K. Baryski
	Name:	Nina K. Baryski
	Title:	Chief Financial Officer and Treasurer

Exhibit Index

EXHIBIT
(a)(1)(i)	Offer to Purchase, dated March 5, 2026.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Withdrawal.*
(a)(1)(iv)	Letter to Stockholders, dated March 5, 2026.*
(a)(1)(v)	Updated Letter to Stockholders, dated March 17, 2026**
107	Filing Fee Table*

____________

*        Previously filed with the Schedule TO on March 5, 2026.

**      Previously filed with the Schedule TO on March 17, 2026.

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